ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

November 8, 2019

Enerplus Announces Increase to its Existing Normal Course Issuer Bid

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX and NYSE: ERF) announces acceptance by the Toronto Stock Exchange (the "TSX") of the amendment to its previously announced normal course issuer bid (the "Bid") to increase the number of common shares it may purchase commencing on November 12, 2019.

The maximum number of shares that may be purchased under the Bid was increased to 23,818,593 common shares, representing 10% percent of the "public float" (within the meaning of the rules of the TSX) as of March 19, 2019. The increase will allow for the repurchase and cancellation by the Company of an additional 7,145,578 common shares until the expiry of the Bid on March 25, 2020. Under the current Bid, Enerplus repurchased on the open market and cancelled an initial maximum of 16,673,015 common shares with a weighted average price of $9.64 per share. Pursuant to the Bid, purchases may be made through the facilities of the TSX, the New York Stock Exchange and/or alternative Canadian trading systems.

Enerplus believes that, from time to time, the market price of its common shares trade in a price range that does not adequately reflect their underlying value. Accordingly, Enerplus has concluded that the repurchase of common shares for cancellation may represent an attractive investment that will increase the proportionate interest in the Company of, and be advantageous to, all of the Company's remaining shareholders.

The Bid will be effected in accordance with the TSX's normal course issuer bid rules and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended, which contain restrictions on the number of common shares that may be purchased on a single day, subject to certain exceptions for block purchases, based on the average daily trading volumes of Enerplus' common shares on the applicable exchange. Subject to exceptions for block purchases, Enerplus will limit daily purchases of common shares on the TSX in connection with the Bid to no more than 25% (270,933 common shares) of the average daily trading volume of the common shares on the TSX (1,083,735 common shares) during any trading day. Common shares purchased under the Bid will be cancelled.

Enerplus is authorized to make purchases during the period of March 26, 2019 to March 25, 2020 or until such earlier time as the Bid is completed or terminated at the option of Enerplus. Purchases under the Bid will be made through open market purchases at market price, as well as by other means as may be permitted by applicable securities regulatory authorities, including private agreements. Any purchases made by private agreement under an issuer bid exemption order issued by a securities regulatory authority will be at a discount to the prevailing market price as provided in any exemption order.

Enerplus has entered into an automatic purchase plan prior to commencement of any purchases under the Bid with a broker which will enable Enerplus to provide standard instructions and purchase common shares on the open market during self-imposed blackout periods. Outside of these black-out periods, common shares may be purchased in accordance with management's discretion.

Since initiating its share repurchase program in the third quarter of 2018, the Company has repurchased and cancelled 24,156,485 million shares for total consideration of $257,803,230 million.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Forward-Looking Statements

Certain statements and other information included in this press release constitute "forward-looking information" within the meaning of applicable Canadian securities legislation or constitute "forward-looking statements" within the meaning of applicable U.S. securities legislation (collectively, the "forward-looking statements"). All statements in this press

release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, Enerplus' intention to commence an amended Bid and the timing, methods and quantity of any purchases of common shares under the Bid.

These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including Enerplus' views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, the availability of cash for repurchases of common shares under the Bid, the existence of alternative uses for Enerplus' cash resources and compliance with applicable laws and regulations pertaining to a Bid. Although Enerplus believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: Enerplus' future capital requirements, general economic, market and business conditions, and other risk factors detailed from time to time in Enerplus reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Enerplus disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

For further information, please contact Investor Relations at 1-800-319-6462 or investorrelations@enerplus.com.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation